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                               July 6, 2022

       David Morken
       Chief Executive Officer
       Bandwidth Inc.
       900 Main Campus Drive
       Raleigh, NC 27606

                                                        Re: Bandwidth Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
25, 2022
                                                            Form 10-Q for the
Quarter Ended March 31, 2022
                                                            Filed on May 6,
2022
                                                            File No. 001-38285

       Dear Mr. Morken:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors
       Our second amended and restated bylaws provide, subject to certain exceptions..., page 56

   1. We note that your forum selection provision in your bylaws identifies the Court of
                                                        Chancery of the State
of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the
federal district court for the District of Delaware or other state courts of the State of Delaware)
as the exclusive forum for certain litigation, including any derivative action.
 Please disclose whether this provision applies to actions arising under the Securities Act or
Exchange Act. If the provision applies to Securities Act claims, in future filings, please
clearly describe any risks to investors related to the provision and also disclose that
there is uncertainty as to whether a court would enforce such provision and that investors
cannot waive compliance with the federal securities laws and the rules
 David Morken
Bandwidth Inc.
July 6, 2022
Page 2
         and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act please revise in future filings to clearly indicate that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2020 and 2021, page 69

2. You state that the increase in your effective tax rate from fiscal 2020 to 2021 is primarily due to a change in the valuation allowance related to certain deferred tax assets. However, based on the reconciliation of your effective tax rate on page 132, there appear to be other factors besides the valuation allowance that contributed to the change in your tax provision during this period. Please revise to include a quantified discussion of each of the factors that contributed significantly to your tax provision (benefit) and discuss any material items that are not expected to impact your effective tax rate in the future. Refer to Item 303 of Regulation S-K. In addition, revise your footnote disclosures to include a discussion regarding the nature of each significant reconciling item disclosed. Refer to
         ASC 740-10-50-12.
Liquidity and Capital Resources, page 73

3. Please revise to include the reasons for the changes in amounts impacting your cash flow. In this regard, your discussion should not merely repeat numerical data contained in the financial statements. Refer to Instruction 2 to paragraph (b) in
Item 303 of Regulation
         S-K.
Non-GAAP Financial Measures, page 76

4.       Please revise to present both basic and diluted GAAP weighted average shares
         outstanding with equal or greater prominence to your non-GAAP measures of weighted average shares outstanding. Similarly, revise the key performance indicators discussion on page 64 to ensure that the comparable GAAP measures are presented with equal or greater prominence to the non-GAAP measures included in such table. Refer to
Item
         10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance
         and Disclosure Interpretations (C&DIs)
5. Please explain further the valuation allowance adjustment to your measure of non-GAAP net income (loss). In this regard, as per footnote (1) on page 79, you appear to factor the valuation allowance into your determination of the tax rate used for non-GAAP purposes and yet you also adjust GAAP net loss to remove the impact of such valuation. Explain further what the valuation allowance adjustment represents and how such adjustment is
FirstName LastNameDavid Morken
        appropriate for non-GAAP purposes. Clarify which jurisdictions are impacted by the
Comapany     NameBandwidth
        valuation             Inc.tell us the impact on the non-GAAP tax rates
for such
                   allowance and
July 6, jurisdictions.
        2022 Page 2
FirstName LastName
 David Morken
FirstName
Bandwidth LastNameDavid   Morken
            Inc.
Comapany
July 6, 2022NameBandwidth Inc.
July 6,3 2022 Page 3
Page
FirstName LastName
Nots to Consolidated Financial Statements
Notes 2. Summary of Significant Accounting Policies
Goodwill, page 102

6. You state that management may choose to proceed directly to the two-step evaluation in assessing goodwill for impairment, however, it appears from your December 31, 2020
         Form 10-K that you adopted ASU 2017-04. Please tell us how your current policy complies with ASC 350-20-35 or revise as necessary. In addition, tell us how you considered the subsequent decline in the trading price of your common stock in determining whether goodwill should be tested for impairment between annual tests. Refer to ASC 350-20-35-3C and 35-30. Similarly, tell us your consideration to include a discussion of such decline and the potential impact on your goodwill evaluation in your fiscal 2022 Form 10-Q filings.
Form 10-Q for the Quarter Ended March 31, 2022

Management's Discussion and Analysis
Non-GAAP Financial Measures, page 45

7. We note that you revised your calculation of non-GAAP gross profit margin in the first quarter of fiscal 2022 such that it is now calculated using revenue less pass-through messaging surcharges. Please tell us how you considered whether this results in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP, or revise as necessary. Refer to Question
         100.04 of the Non-GAAP C&DIs. In your response, please explain further to us what the messaging surcharge revenues represent.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3599 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Brandon Asbill